Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 001-39405

Date: March 2, 2021

The following is an email sent to employees of Beacon Street Group, LLC on March 2, 2021.

Hi everyone-

I have exciting news to share with you this morning….

A short while ago, we issued a press release publicly announcing that our company has entered into a business combination agreement with Ascendant Digital Acquisition Corp. that will result in a publicly traded company under our holding company name, Beacon Street Group.

To be clear, the deal is not done yet. There are a number of things that still have to happen, including SEC review of the transaction as well as a shareholder vote by Ascendant’s public shareholders.

But if things progress the way we expect them to, we could be a publicly traded company in the second quarter.

It’s not a secret that becoming a public company is something we’ve thought about off and on for over ten years now. But back then, our business was not ready for such a transformation. As publishers, we needed to expand our suite of research products and develop our roster of talented editorial analysts. As operators, we needed to upgrade our systems—across the board—and diversify our holdings within our space. And, as business leaders, we needed to crystallize our vision for Beacon Street and define its strategic direction. Since that time, and thanks to the hard work and outstanding results from many of you, we have achieved all of the goals that we set for ourselves to become a listed company.

We have also attained the size and scale where trading on the public markets will allow us to accelerate our growth in a couple of powerful ways. We believe that having a public company banner will improve our ability to attract additional subscribers, recruit additional talent, and give us greater access to additional merger & acquisition opportunities. We will also have a much easier way to expand the number of employees that have an ownership stake in our business. In connection with the combination, we plan on adopting an incentive compensation plan and an employee stock purchase plan that will provide new opportunities for employees to become owners of our business. The public markets simply offer us a platform for growth that is greater than what is available to a private company. So, in our view, becoming a publicly traded company is a natural next step in our evolution.

If you look at our financial profile, you can see where a business with our impressive financial results could pursue a variety of strategic paths. We chose to go the SPAC route and partner with Ascendant for a couple of important reasons. Entering into a SPAC transaction takes less time than a traditional public offering and provides us with certainty of terms. But more importantly, we found kindred spirits in Ascendant’s CEO, Mark Gerhard, and his team because we see eye-to-eye as fellow operators. They have deep expertise in digital subscription business models and in key areas of focus for us going forward such as machine learning and data science.

While we are very excited about our future and partnering with the Ascendant team, our guiding principles will remain unchanged. We will continue to strive to give our subscribers the best education, research, software, and tools that we can in order to empower them to take control of their financial future. And we will continue to treat the readers the way we would want to be treated if our roles were reversed. We were founded on these guiding principles and going public will not change that in any way. But this combination will provide us with a platform for future growth and an ability to serve customers better than ever by expanding our content and resources over the long term for our loyal subscribers.

Beacon Street truly is a world-class, multi-brand financial subscription business and we have our sights set on becoming the financial platform of choice for self-directed investors around the world.

And I know we have only scratched the surface of what’s possible for us to accomplish together. We have much to look forward to.

Although I’ve tried to give you a brief explanation of what’s happening, I’m sure you have questions. And rather than try to answer all of your questions here, I’d like you to join me today at 4 p.m. for a video call so we can share more information with all of you.

I’ll see you soon-

Mark

—————————————

Additional Information About the Business Combination and Where to Find It

This communication relates to a proposed transaction between Beacon Street Group, LLC (“Beacon Street”) and Ascendant Digital Acquisition Corp. (“Ascendant”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ascendant intends to file a registration statement on Form S-4 that will include a proxy statement and prospectus of Ascendant. The proxy statement /prospectus will be sent to all Ascendant shareholders. Ascendant also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securityholders of Ascendant are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed, or that will be filed, with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ascendant through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, NY 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s stockholders in connection with the proposed transaction. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in Ascendant’s filings with the SEC, including Ascendant’s prospectus, dated July 23, 2020 relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/registration statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

The following is a communication sent to employees of Beacon Street Group, LLC on March 2, 2021.

Employee and Independent Contractor Policies & Guidance March 2, 2021

In connection with the announcement shared this morning, the following important information applies to employees and independent contractors of Beacon Street Group and its affiliate businesses.

•

All employees and independent contractors (and their immediate family members) of Beacon Street Group and its affiliates are prohibited from trading in any Ascendant Digital Acquisition Corp./Beacon Street Group securities. This includes stock, warrants or any other type of security. This prohibition remains in effect until further notice from the Company.

•

If you engage in a transaction that violates this prohibition on trading, you may be in violation of insider trading laws and be subject to civil and criminal penalties, in addition to disciplinary action by BSG, up to and including termination of employment or an end to your independent contractor agreement, as applicable.

•

Employees and independent contractors should not write, publish, recommend, provide or otherwise produce any research or information regarding Ascendant until further notice from the Company. This applies to marketing, editorial or any other content.

Please contact the Legal Department immediately or at any point if you have any questions regarding these policies.

Gary Anderson ganderson@beaconstreetservices.com

Scott Forney sforney@beaconstreetservices.com

Media

All media inquiries should be directed to media@beaconstreet.com. Questions from employees about how to handle media inquiries should go to Cynthia Cherry, Director of Human Resources or Gary Anderson, General Counsel.

Page 2 of 3 Pages

Additional Information About the Business Combination and Where to Find It

This communication relates to a proposed transaction between Beacon Street Group, LLC (“Beacon Street”) and Ascendant Digital Acquisition Corp. (“Ascendant”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ascendant intends to file a registration statement on Form S-4 that will include a proxy statement and prospectus of Ascendant. The proxy statement /prospectus will be sent to all Ascendant shareholders. Ascendant also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securityholders of Ascendant are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed, or that will be filed, with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ascendant through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, NY 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s stockholders in connection with the proposed transaction. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in Ascendant’s filings with the SEC, including Ascendant’s prospectus, dated July 23, 2020 relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/registration statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words

Page 3 of 3 Pages

“believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

The following is a communication sent to employees of Beacon Street Group, LLC on March 2, 2021.

Confidential Employee FAQ’s

What’s on your mind ?

Why are we going public?

We’ve talked about being a public company on and off for 15 years or so. We’ve grown the business organically to the point where we are now a leading operator in our field. Our business has gotten to the size and scale where trading on the public markets will allow us to accelerate our growth and ability to attract additional subscribers, additional talent, and additional M&A opportunities. The public markets offer us a platform for growth.

Is this definitely going to happen?

That is our intention. Nothing is ever definite with these kinds of transactions but as of now things are on track and moving in the direction we expect.

What if the transaction doesn’t go forward?

We hope it will go forward but if it doesn’t our business is performing very well, and we will continue as a highly successful private company and will continue to serve our readers as we always have. This partnership with Ascendant gives us an opportunity to achieve our strategic goals.

Why did you choose a SPAC vs. a traditional IPO?

There’s a number of benefits to the SPAC route. For example, speed to market is one of the main advantages and so is certainty of terms. When we found Ascendant, the prospect of that partnership made the SPAC path even more attractive. We found kindred spirits in Mark and his team because we see eye-to-eye as fellow operators. They have deep expertise in some of the areas that overlap with key growth areas of ours, such as machine learning and data science. They also understand how to build global communities which is something we want to do over time.

Can I buy securities of Ascendant before the deal is done? Can I tell my friends and family to buy securities of Ascendant before the deal is done?

No. For regulatory reasons all employees and independent contractors (and their immediate family members) of Beacon Street Group and its affiliates are PROHIBITED from trading in any Ascendant Digital Acquisition Corp. securities until after the closing. Our legal department will notify you in the coming weeks about the rules on trading as well as a number of other regulatory rules that we will all soon be subject to. You are reminded of your obligations under federal securities laws, and that any trading in Ascendant securities prior to closing of the transaction and in accordance with company guidelines could result in a violation of insider trading rules.

Who do I contact if I have questions about buying stock?

Our legal department will notify you in the coming weeks about the rules on trading as well as a number of other regulatory rules that we will all soon be subject to.

When can I buy securities of Ascendant?

Our legal department will notify you in the coming weeks about the rules on trading as well as a number of other regulatory rules that we will all soon be subject to.

Will we be able to recommend our own stock?

No, you should not write, publish, recommend, provide or otherwise produce any research or information regarding the SPAC/our firm. This applies to marketing, editorial or any other content. For questions, please contact the Legal Department.

What constitutes “insider trading?”

Insider trading is, of course, trading that occurs based on material, non-public information. All employees will be asked to sign a new trading policy which we will share with you soon but know that insider trading also applies to you and your family and friends

Am I permitted to talk about this with people outside the company? What can I say to them and when?

Yes. Our deal with Ascendant Digital was announced on March 2, 2021 by way of a press release that can be shared since it is public information. However, please keep in mind insider trading rules which prohibit you sharing material nonpublic information about the company with people outside of the company. If in doubt, please contact the Legal Department.

Will there be a stock-ownership program for employees? Or stock options?

Yes, in fact that is something we are working on right now. We do plan on adopting an option plan as well as an employee stock purchase plan at the closing of the transaction, the details of which will be communicated in the coming weeks. Our company did not get to this place without your hard work and we very much want you all to have a vested stake in our success and a financial interest that is aligned with shareholders.

How does this affect my compensation?

We don’t expect any significant changes to your cash compensation as part of this transaction.

Will there be any layoffs or negative impacts to employees?

No. This is a great thing for our business and highlights that our company is thriving and growing. We are moving forward on hiring goals to support the growth of our businesses.

Will our copy or marketing change?

As we have already shared, the publishing policy that prohibits content on the SPAC/our company extends to content produced by copywriting and marketing teams. The process of creating a copy package is always changing in response to changes in our industry as well as periodic changes in the rules and regulatory environment. We want our copy to remain bold, honest, compelling and compliant.

Will this change the day-to-day operations of the business?

While among other things, this will require us to report our financials on a quarterly basis like all public companies, for most employees it will be business as usual and we will continue on our mission to provide subscribers with extraordinary content.

With the transaction, how will Beacon Street use the proceeds?

Unlike a lot of other companies that list to raise capital, for us becoming publicly traded is more about achieving our strategic objectives and being publicly listed will help us do that. Cash to the balance sheet will continue to be used for general corporate purposes and strategic M&A.

How are we going to communicate this news to subscribers?

This should not change our relationship with our subscribers in any way We are planning to advise our subscribers of the news. It’s because of them and their appreciation for quality content that we are in this position to take the next step.

What should I do if someone in the media has questions about the deal?

We ask all of our employees to direct media inquiries to media@beaconstreet.com and refrain from speaking on behalf of the company. If you have any questions about media inquiries, feel free to reach out to Cynthia Cherry or Gary Anderson.

Will there be any changes to management?

No, Mark Arnold will continue as CEO and other functional leadership will remain unchanged. There will also be a seven-person board that will include me, two people from Ascendant (Mark Gerhard and Riaan Hodgson), and three soon-to-be-identified additional independent directors.

How does this impact company culture? Will we be more “corporate” and policy heavy?

Going public is a tremendous milestone for our company. As we transition from being a private company to a public company, we are going to do everything that we can to adhere to the culture that we have built here. We are extremely proud of the culture that we have built. We are independent, curious, hardworking and have always prioritized giving our customers our best ideas on how they can succeed in the financial markets and that is something we do not want to change.

Additional Information About the Business Combination and Where to Find It

This communication relates to a proposed transaction between Beacon Street Group, LLC (“Beacon Street”) and Ascendant Digital Acquisition Corp. (“Ascendant”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ascendant intends to file a registration statement on Form S-4 that will include a proxy statement and prospectus of Ascendant. The proxy statement /prospectus will be sent to all Ascendant shareholders. Ascendant also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securityholders of Ascendant are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed, or that will be filed, with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ascendant through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, NY 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s stockholders in connection with the proposed transaction. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in Ascendant’s filings with the SEC, including Ascendant’s prospectus, dated July 23, 2020 relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/registration statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

The following is an email sent to certain subscribers of Stansberry Research on March 2, 2021.

SL: A big development at our company

Dear Subscribers,

Hi, Brett Aitken here. I’m the Publisher of Stansberry Research.

I have exciting news to share with you today …

I want to be the first to let you know that our parent company has entered into an agreement that will – assuming things go as planned in the coming months – make us part of a publicly traded company.

Now, I want to assure you of one critical thing: Being a part of a public company will not change the nature of our relationship or your subscriptions. We will continue to provide you with great ideas and great education. We will continue to put your long-term financial success first.

We are not a conventional financial research firm, and we probably never will be. We don’t act as an investment bank and collect fees. We don’t accept money from companies we cover. We simply hire great analysts, who spend their time finding great investment ideas for you. It’s a simple, straight-forward business model our subscribers have loved for more than two decades.

Being part of a publicly traded company will not change any of this.

And while you know us as Stansberry Research, which started out more than 20 years ago, we have been – for some time – part of a holding company called Beacon Street Group.

Beacon Street Group was created in 2013. Since then, it has become a leading financial research firm. It has more than 100 products and serves more than 10 million self-directed investors.

You are almost certainly aware of some of our “sister” businesses within Beacon Street, which includes InvestorPlace, TradeSmith, Empire Financial Research, and Palm Beach Research Group among others.

Beacon Street announced today it is going public as part of what’s known as a “SPAC” deal. SPAC stands for “special purpose acquisition company.” These vehicles have been around in some form since the 1990s. But they’ve undergone a series of changes over the years, which have made them very appealing for both investors and for businesses that want to go public.

The SPAC we will be partnering with is called Ascendant Digital Acquisition Corp. We believe Ascendant will be an incredible partner.

At Stansberry Research, we are extremely excited about this opportunity. We believe it’s going to help our business grow and better enable us to serve you in the years to come.

I wanted to make sure you heard this news from me first, before reading about it elsewhere in the Wall Street Journal, Barron’s, or some other media outlet.

If you would like to learn more about the specifics of this SPAC deal, you can read the public filing and all other relevant documents that Ascendant filed with the SEC at www.sec.gov. You can also get the documents from our website at www.beaconstreet.com/ir or Ascendant’s website at www.ascendant.digital/investor-relations.

As always, please feel free to send your questions and feedback to us at: feedback@stansberryresearch.com.

Thank you for your time today and, as always, thank you for your business.

Regards,

Brett Aitken

Additional Information About the Business Combination and Where to Find It

This communication relates to a proposed transaction between Beacon Street Group, LLC (“Beacon Street”) and Ascendant Digital Acquisition Corp. (“Ascendant”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ascendant intends to file a registration statement on Form S-4 that will include a proxy statement and prospectus of Ascendant. The proxy statement /prospectus will be sent to all Ascendant shareholders. Ascendant also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securityholders of Ascendant are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed, or that will be filed, with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ascendant through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, NY 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s stockholders in connection with the proposed transaction. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in Ascendant’s filings with the SEC, including Ascendant’s prospectus, dated July 23, 2020 relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/registration statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

The following is an email sent to certain customers of Empire Financial Research on March 2, 2021.

SL: A big development at our company

Dear Empire Financial Research customer,

Hi, Whitney Tilson here. I’m writing to share exciting news with you today…

I want to be the first to let you know that Beacon Street Group, with whom I partnered to create Empire Financial Research, announced plans this morning to go public in the coming months.

Beacon Street started out as one small business more than 20 years ago. Since then, it has grown to become one of the world’s largest financial research firms, serving more than 10 million self-directed investors with more than 100 products.

You may be aware of some of our “sister” businesses within Beacon Street, including Stansberry Research, InvestorPlace, and Palm Beach Research Group.

Beacon Street plans to go public by merging with a “SPAC” – a special purpose acquisition company – called Ascendant Digital Acquisition Corp. SPACs have been around in some form since the 1990s, but have really taken off recently as an alternative to the traditional initial public offering (IPO) process.

At Empire, we are extremely excited about this opportunity. We believe it’s going to help our business grow and enable us to better serve you in the years to come.

But I want to assure you of one critical thing: Being a part of a public company will not change the nature of our relationship or your subscriptions. We will continue to provide you with great writing and ideas and strive to give you the information you need to create long-term financial success.

We’re not a conventional financial research firm, and probably never will be. We don’t act as an investment bank and collect fees. We don’t accept money from companies we cover or from advertisers. We simply hire the best analysts who focus on finding great investment ideas for you. It’s a simple, straightforward business model that our members have loved for decades.

If you would like to learn more about Beacon Street’s SPAC deal, please see the relevant documents that are posted at www.sec.gov, www.beaconstreet.com/ir, or www.ascendant.digital/investor-relations.

As always, please don’t hesitate to send your questions and feedback to us at: feedback@empirefinancialresearch.com.

Thank you for your business.

Regards,

Whitney Tilson

Additional Information About the Business Combination and Where to Find It

This communication relates to a proposed transaction between Beacon Street Group, LLC (“Beacon Street”) and Ascendant Digital Acquisition Corp. (“Ascendant”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ascendant intends to file a registration statement on Form S-4 that will include a proxy statement and prospectus of Ascendant. The proxy statement /prospectus will be sent to all Ascendant shareholders. Ascendant also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securityholders of Ascendant are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed, or that will be filed, with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ascendant through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, NY 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s stockholders in connection with the proposed transaction. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in Ascendant’s filings with the SEC, including Ascendant’s prospectus, dated July 23, 2020 relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/registration statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

The following is an email sent to certain customers of InvestorPlace on March 2, 2021.

SL; A big development at our company

Dear InvestorPlace member,

Hello. Brian Hunt here. I’m the CEO of InvestorPlace.

And I have exciting news to share with you today …

I want to be the first to let you know that InvestorPlace’s parent company has entered into an agreement that will—assuming things go as planned in the coming months—make us part of a publicly traded company.

Now, you’re probably wondering: What does this mean for you and your subscriptions?

In short, very little.

Being a part of a public company will not change the nature of our relationship or your subscriptions or our products. We will continue to provide you with great ideas and great education. We will continue to put your long-term financial success first.

We are not a conventional financial research firm, and probably never will be. We don’t act as an investment bank and collect fees.. We don’t accept money from companies we cover. We simply hire great analysts who spend their time finding great investment ideas for you. It’s a simple, straightforward business model our members have loved for decades.

Being part of a publicly traded company will not change any of this.

And, while you know us as InvestorPlace, we are actually part of a large company called Beacon Street Group (our parent company).

Beacon Street Group started out as one business more than 20 years ago. Since then, it has become one of the world’s largest financial research firms. It has more than 100 products and serves more than 10 million self- investors.

You are almost certainly aware of some of our “sister” businesses within Beacon Street, which includes Stansberry Research, Empire Financial Research, and Palm Beach Research Group, just to name a few.

Earlier today, Beacon Street announced today it is going public as part of what’s known as a “SPAC” deal.

SPAC is a “special purpose acquisition company.” These vehicles have been around in some form since the 1990s. But they’ve undergone a series of changes over the years, which have made them appealing for both investors and for businesses that want to go public.

The SPAC we will be partnering with is called Ascendant Digital Acquisition Corp. We believe Ascendant will be an incredible partner.

At InvestorPlace, we are extremely excited about this opportunity. We believe it’s going to help our business grow and better enable us to serve you in the years to come.

I wanted to make sure you heard this news from me first, before reading about it in The Wall Street Journal, Barron’s, or some other publication.

If you would like to learn more about the specifics of the Beacon Street Group SPAC deal, you can take a look at the public filing and all other relevant documents that Ascendant filed with the SEC at www.sec.gov.

You can also get the documents from our website at www.beaconstreet.com/ir or Ascendant’s website at www.ascendant.digital/investor-relations.

As always, please feel free to send your questions and feedback to us at: feedback@fillinthename.com.

Thank you for your time today and thank you for your business.

Regards,

Brian Hunt

Additional Information About the Business Combination and Where to Find It

This communication relates to a proposed transaction between Beacon Street Group, LLC (“Beacon Street”) and Ascendant Digital Acquisition Corp. (“Ascendant”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ascendant intends to file a registration statement on Form S-4 that will include a proxy statement and prospectus of Ascendant. The proxy statement /prospectus will be sent to all Ascendant shareholders. Ascendant also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securityholders of Ascendant are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed, or that will be filed, with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ascendant through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, NY 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s stockholders in connection with the proposed transaction. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in Ascendant’s filings with the SEC, including Ascendant’s prospectus, dated July 23, 2020 relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/registration statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Ascendant Digital Acquisition Corp. (the “Company”) and Beacon Street Group, LLC (“BSG”), the Company intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with its solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed Business Combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about BSG, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination. Shareholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.ascendant.digital or by written request to the Company at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

The Company and BSG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Business Combination. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s prospectus, dated July 23, 2020, relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between BSG and the Company, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by BSG and the markets in which it operates and BSG’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Business Combination on BSG’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of BSG and potential difficulties in BSG employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against BSG or against the Company related to the Business Combination Agreement or the proposed transaction; (ix) the ability to maintain the listing of the Company’s securities on a national securities exchange; (x) the risk that the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which BSG operates, variations in performance across competitors, changes in laws and regulations affecting BSG’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and BSG and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither BSG nor the Company gives any assurance that either BSG or the Company will achieve its expectations.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.